T 604.682.3701 Suite 400, 455 Granville Street ir@coralgold.com F 604.682.3600 Vancouver, BC V6C 1T1 www.coralgold.com

February 6, 2008
   Trading Symbols: TSX Venture – CLH
  US;OTC.BB – CLHRF
  Berlinand Frankfurt– GV8

GRANT OF STOCK OPTIONS

Coral Gold Resources Ltd. (the “Company”) announces that it has granted incentive stock options for the purchase of up to 100,000 common shares at a price of $1.00 per share to certain consultants of the Company. The incentive stock options are exercisable on or before February 4, 2013. This grant is made pursuant to the Company’s stock option plan.

ON BEHALF OF THE BOARD

“David Wolfin”

David Wolfin, President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.